

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Brett Cooper
Partner
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105

> **Re: Sequans Communications S.A.**
> **Schedule 14D-9 filed September 11, 2023**
> **Schedule 13E-3 filed September 11, 2023**
> **File No. 005-86632**

Dear Brett Cooper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9

Exhibit (c)(5), page 5

1.   We note that it appears that slide 5 in exhibit (c)(5) appears to be be redacted to omit the names of the 18 parties contacted and of the six parties that signed non-disclosure agreements. If the information is redacted, please file an unredacted exhibit or submit a confidential treatment request.

Recommendation of the Board, page 15

2.   Please disclose why Mr. Slonimsky was not present at the August 15, 2023 board meeting.

Reasons for the Offer, page 25

3.   We note that the board considered Needham's opinion regarding the fairness of the

transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically *adopt* the analysis of the other party in order to satisfy the disclosure obligation. Please revise to clarify.

4.   Please address how the board, in relying on the Needham opinion, was able to reach the fairness determination as to unaffiliated security holders given that the Needham fairness opinion addressed fairness with respect to holders of your shares other than Renesas and *its* affiliates, rather than all unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

5.   Please refer to the fifth bullet point on page 26. Revise your disclosure to explain what about the company's financial condition, results of operations, business, etc. supported the fairness determination.

6.   Refer to the first bullet point on page 27. Revise this disclosure to explain how, if at all, the board considered the magnitude of the minimum condition in analyzing the likelihood of the offer's consummation.

Certain Financial Projections, page 30

7.   Please revise to disclose the projections in full instead of summary form.

Opinion of Needham & Company, LLC, page 33

8.   Please revise to disclose the revenue and adjusted EBITDA figures for each comparable company in the Selected Companies Analysis.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions